Exhibit 21.1 Subsidiaries of the Company

NAME OF SUBSIDIARY	DOMICILE
Hartman XX Limited Partnership	Texas
Hartman CRMB Holdings, LLC	Texas
Hartman XX REIT GP, LLC	Texas
Hartman SPE Management, LLC	Delaware
Hartman Income REIT Management, LLC	Delaware
Hartman Income REIT Management, Inc.	Texas
Hartman Advisors, LLC	Texas
Texan REIT Manager, LLC	Texas
Hartman vREIT XXI, Inc.	Texas